

Mail Stop 3561

December 20, 2007

David D. Campbell
Chief Executive Officer
ACCO Brands Corporation
300 Tower Parkway
Lincolnshire, IL 60069

>   **Re: ACCO Brands Corporation**
>   **File Number: 001-08454**
>   **Form 10-K for the fiscal year ended December 31, 2006**

Dear Mr. Campbell:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We ask you to revise future filings in response to some of these comments. If you disagree with a requested change, we will consider your explanation as to why it is unnecessary. We also ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Schedule 14A

Compensation Discussion & Analysis, page 10

1. In your Compensation Discussion & Analysis, you refer to your compensation consultant. However, the parameters of the consultant's role are not clear. In future filings, please revise to clarify the function of the consultant, including whether the consultant provides recommendations with respect to compensation or benchmarking.

Long-Term Incentives, page 16

2. We note your discussion of the 2007-2009 performance period. In future filings, please disclose the revenue growth and return on assets targets set forth in the performance matrix that is used by the compensation committee to determine long-term incentive award payouts.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director